Exhibit 99.1

CHAIRMAN’S LETTER AND NOTICE OF ANNUAL MEETING BUENOS AIRES, ARGENTINA NOVEMBER 9, 2020

DESPEGAR.COM, CORP.

COMMERCE HOUSE, WICKHAMS CAY 1

ROAD TOWN, TORTOLA

BRITISH VIRGIN ISLANDS

To Our Valued Shareholders:

I am pleased to invite you to attend the 2020 Annual Meeting of Shareholders of Despegar.com, Corp. (the “Company”). The meeting will be held at 3:00 p.m. (Buenos Aires local time) on Tuesday, December 1, 2020 at the Company’s office located at Juana Manso 1069, Floor 5, Ciudad Autónoma de Buenos Aires, Argentina C1107CBU. Due to the COVID-19 pandemic, we have also opted to hold the meeting in a virtual format whereby shareholders may attend and participate in the meeting via live audio webcast. The particulars for attendance and participation in the meeting are set out in the accompanying materials.

The only business of the meeting is to consider and if thought fit approve the re-election of Nilesh Lakhani and Damián Scokin as Class III Directors of the Company. If re-elected, Messrs. Lakhani and Scokin will serve as Class III Directors for a further term of three years (until the Company’s annual meeting of shareholders in 2023). Biographies for Messrs. Lakhani and Scokin are included in this Notice.

The Company’s Board of Directors believes that the re-election of Messrs. Lakhani and Scokin is in the best interests of the Company and all shareholders. Accordingly, the Board of Directors unanimously recommends that you vote in favor of the re-election of Messrs. Lakhani and Scokin.

REMEMBER: Your vote is important, no matter how large or small your holdings may be. Please take a moment to vote your shares.

As the date of the meeting approaches, if we have not received your vote, you may receive a phone call from a representative of Georgeson LLC (“Georgeson”), the Company’s proxy solicitor, reminding you to exercise your right to vote. Should you have any questions with respect to voting your shares, please call our proxy solicitor, Georgeson, at 1-888-658-5755 from the US, US territories and Canada or 1-781-575-2137 if you are outside the US, US territories and Canada.

Thank you in advance for your participation and your consideration in this important matter.

Sincerely,

Nilesh Lakhani

Chairman of the Board

DESPEGAR.COM, CORP.

(BVI COMPANY NUMBER 1936519)

(the “Company”)

NOTICE OF 2020 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2020 Annual Meeting (the “Meeting”) of the shareholders of Despegar.com, Corp. (the “Company”) will be held at the Company’s office located at Juana Manso 1069, Floor 5, Ciudad Autónoma de Buenos Aires, Argentina C1107CBU. at 3:00 p.m. (Buenos Aires local time) on Tuesday, December 1, 2020. Due to the COVID-19 pandemic, we have also opted to hold the meeting in a virtual format whereby shareholders may attend and participate in the meeting via live audio webcast. The particulars for attendance and participation in the meeting are set out in the accompanying notes.

The Meeting is being held for the following purposes:

AGENDA

1.

To consider and if thought appropriate re-elect Nilesh Lakhani as a Class III Director of the Company, to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2023).

2.

To consider and if thought appropriate re-elect Damián Scokin as a Class III Director of the Company, to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2023).

We will also consider other business that properly comes before the Meeting in accordance with the laws of the British Virgin Islands and the articles of association of the Company.

Each of Messrs. Lakhani and Scokin currently serve as a Class III Director on the Company’s Board of Directors. The term of the Class III Directors is expiring and, with the recommendation of the Board of Directors, Messrs. Lakhani and Scokin are standing for re-election in accordance with the articles of association of the Company. There are only two Class III Director seats up for election and no person other than Messrs. Lakhani and Scokin has been duly nominated for election. The biographies of Messrs. Lakhani and Scokin are included herewith.

By order of the Board of Directors,

Nilesh Lakhani

Chairman of the Board

NOTES TO THE NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Note 1:

You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you are a holder of Ordinary Shares or Series B Preferred Shares of the Company on October 29, 2020, which is the record date for the Meeting.

Shareholders who hold Ordinary Shares or Series B Preferred Shares registered in their own name (“Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the Meeting. Registered Shareholders entitled to attend and vote at the Meeting are entitled to appoint one or more proxies to attend and vote in their stead. A proxy need not be a shareholder of the Company.

Registered Shareholders may choose one of the following options to submit their proxy:

•

use the Internet by going to www.investorvote.com/DESP or scanning the QR code with your smartphone. Follow the instructions that appear on the screen and refer to the enclosed proxy for the holder’s account number and the control number;

•

use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy for the toll-free number, the holder’s account number and the control number; or

•

complete, date and sign the enclosed proxy and return it to the Company’s transfer agent, Computershare (“Computershare”) by mail. If you are located in the United States, you can also return your proxy by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope. In order to ensure that your vote is received by the deadline, we recommend that your proxy be returned by overnight mail.

Registered Shareholder must ensure the all proxies returned by mail are received no later than 11:59 p.m., Eastern Time, on November 30, 2020. Internet and telephone voting will be available until the polls close at the Meeting.

If you are a “Beneficial Shareholder” who does not hold shares in your own name (e.g., you own through a brokerage firm, bank or other intermediary), you should carefully follow the instructions of your broker, bank or other intermediary in order to ensure that your shares are voted at the Meeting.

Whether or not you plan to attend the Meeting, you are encouraged to vote by submitting your proxy in advance of the Meeting by one of the methods described in Note 1 above.

Should you have any questions with respect to voting your shares, please call our proxy solicitor, Georgeson, at 1-888-658-5755 from the US, US territories and Canada or 1-781-575-2137 if you are outside the US, US territories and Canada.

Note 2:

If you are a Registered Shareholder and wish to attend and vote at the Meeting, no action is required ahead of the Meeting.

If you are a Beneficial Shareholder and wish to attend and vote at the Meeting, you MUST obtain a valid legal proxy from your brokerage firm, bank or other intermediary and then register in advance to attend the Meeting. Follow the instructions from your broker, bank or other intermediary included with these materials or contact your broker, bank or other intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other intermediary, you MUST then register to attend the Meeting. To register to attend the

Meeting online by webcast you must submit proof of your proxy power (legal proxy) reflecting your share holdings in the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on November 25, 2020.

You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare as follows:

By email:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:

Computershare

Despegar.com, Corp. Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

Beneficial Shareholders who have not duly appointed and registered themselves as proxyholder will not be able to attend and vote at the Meeting.

Note 3:

You will be able to attend the Meeting online by visiting www.meetingcenter.io/236834959. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on proxy or on the instructions that accompanied your proxy materials. The password for the Meeting is: DESP2020.

We recommend that you give yourself ample time to log in before the Meeting begins. Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed and registered themselves as proxyholders) who participate at the Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. For Registered Shareholders, the control number located on your proxy or in the email notification you received is your “Control Number” to access the Meeting. Computershare will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

Shareholders will also be able to attend the Meeting physically, although given the COVID-19 pandemic, the Board of Directors strongly encourages shareholders to avoid physical attendance and either vote by proxy in advance of the Meeting or attend the Meeting on-line in accordance with the instructions above. If you choose to attend in person, registration and seating will begin at 2:00 p.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed legal proxy form, before being admitted to the Meeting. Upon admission to the Meeting, you will also be required to wear a mask and socially distance from other attendees. If you are a Beneficial Shareholder, you will also need proof of ownership in order to attend the Meeting. A recent brokerage statement or letter from your brokerage firm, bank or other intermediary are examples of proof of ownership. In addition, if you are a Beneficial Shareholder and you intend to vote at the Meeting, you will need to bring your legal proxy from your brokerage firm, bank or other intermediary.

Admission to the Meeting will be reserved for shareholders of the Company or their duly appointed proxies.

Note 4:

We are required to have a quorum of shareholders present to conduct business at the Meeting. The presence at the Meeting, in person or by proxy, of not less than a simple majority of the votes of the shares entitled to vote on the proposals to be considered at the Meeting will constitute a quorum, permitting us to conduct the business of the Meeting.

Directors are elected by a system of plurality voting in accordance with the Company’s articles of association. Abstentions will be counted in determining whether a quorum has been reached. However, only votes cast for a director will be counted for purposes of electing a director and, thus, abstentions generally will not affect the outcome of the election.

It is important that your shares be represented at the Meeting, regardless of the number of shares you may hold. Whether or not you plan to attend the Meeting, you are encouraged to vote as promptly as possible by submitting your proxy in advance of the Meeting using one of the methods described in Note 1 above.

Note 5:

A Registered Shareholder who has given a proxy may revoke it by:

•

delivering a proxy bearing a later date using any of the methods described above in Note 1 or by executing a valid notice of revocation, and by delivering the proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof; or

•	attending the Meeting and voting the Registered Shareholder’s shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Note 6:

If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials and Electronic Voting

The Company, through Computershare, the Company’s transfer agent, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all of our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrolment will remain in effect until revoked. To register, visit www.investorvote.com/DESP.

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold shares.

BIOGRAPHIES OF PROPOSED CLASS III DIRECTORS

Nilesh Lakhani has served as a member of our board of directors since October 2012 and as chairman of our board of directors since March 2019. Mr. Lakhani served on the board of directors of Netshoes (Cayman) Limited (NYSE: NETS) from 2013 to 2019. He also served as an independent director on the board of directors of QIWI plc (Nasdaq: QIWI) from 2013 to 2014. Mr. Lakhani was an Operating Partner at Lumia Capital LLC, an emerging markets focused technology venture fund from 2015 to 2018. He has also held key executive positions with growth companies in the technology, media and financial services industries. From 2010 to 2012, he was the Chief Financial Officer of oDesk Corporation. Prior to that, from 2007 to 2010, he was the Chief Financial Officer of Yandex N.V. (Nasdaq: YNDX). He also served as Chief Financial Officer of CTC Media, Inc. (Nasdaq: CTCM) from 2004 to 2007. Prior to that, Mr. Lakhani was the Chief Financial Officer of Pogo.com, and was Vice President of Global Operations at Electronic Arts after it acquired Pogo.com. Mr. Lakhani also served as senior vice president with Transamerica Corporation from 1991 to 1997, and worked with GE Capital from 1984 to 1991. Mr. Lakhani received a Bachelor of Arts in Economics from the University of Manchester and a Master of Business Administration from the University of San Francisco.

Damián Scokin joined Despegar in December 2016 and has served as our Chief Executive Officer (“CEO”) since February 2017 and as a member of our board of directors since April 2017. From November 2014 to November 2016, prior to becoming our CEO, Mr. Scokin was the CEO of Ultrapetrol (Bahamas) Limited (“Ultrapetrol”), where he continues to be a member of the company’s board of directors. Mr. Scokin helped navigate Ultrapetrol through its negotiations with creditors as a result of adverse market conditions in the energy and natural resources sectors, which, subsequent to his departure as CEO of the company, resulted in the filing of a Chapter 11 prepackaged reorganization plan agreement with a U.S. bankruptcy court at the beginning of 2017. From 2005 to 2014, Mr. Scokin held several positions within the LATAM Airlines Group. From 2012 to 2014, Mr. Scokin served as CEO for LATAM’s International Business Unit, where he was in charge of leading the merger and integration process of LAN Airlines, the biggest airline in Chile, and TAM Linhas Aereas, one of Brazil’s leading airlines. Prior to the merger process, Mr. Scokin worked as CEO for the International Business Unit of Lan Airlines in Chile and as CEO for LAN Argentina before that, where he was in charge of the company’s startup and early development in Argentina. Mr. Scokin started his career in 1995 as an associate of Mckinsey & Company in Boston, where he eventually became partner. Mr. Scokin holds Bachelor degrees in Economics and Industrial Engineering from the University of Buenos Aires and a Masters in Business Administration from Harvard Business School.

VOTE

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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Online
Go to **www.investorvote.com/DESP**
or scan the QR code – login details are located in the shaded bar below.

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Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

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Annual Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A **Proposals – the Board of Directors unanimously recommends that you vote in favor of the re-election of each of the following nominees as Class III directors.**

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1. Re-Election of Class III Directors:

	For	Against	Abstain		For	Against	Abstain
01 - Nilesh Lakhani	☐	☐	☐	02 - Damián Scokin	☐	☐	☐

B **Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please include the full entity name and state the capacity of the person signing on its behalf.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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DESPEGAR.COM, CORP. Juana Manso 1069, Floor 5 Ciudad Autónoma de Buenos Aires, Argentina C1107CBU Vote By Internet –Go to www.investorvote.com/DESP or scan the QR code with your smartphone. Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the web site and follow the steps outlined on the website. You will also be able to register here for future electronic delivery of shareholder materials and electronic voting by clicking on the “Go Green” button. Vote By Telephone—You can vote by calling (on a touch tone telephone) 1-800-652-VOTE (8683) from the US, US territories and Canada or 1-781-575-2300 if you are outside the US, US territories and Canada. Follow the instructions provided on the recorded message. You will need your 15-digit control number on your proxy card. Vote by Mail—Mark, date, sign and return the enclosed proxy card, whether or not you plan to physically attend the Meeting. If you are located in the United States, you can return your proxy card by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope. The 2020 Annual Meeting of Shareholders of Despegar.com, Corp. will be held on Tuesday, December 1, 2020 at 3:00 p.m. (Buenos Aires local time) on Tuesday, December 1, 2020 at the Company’s office located at Juana Manso 1069, Floor 5, Ciudad Autónoma de Buenos Aires, Argentina C1107CBU. Shareholders may also attend and participate in the meeting online by visiting www.meetingcenter.io/236834959. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. The password for this meeting is — DESP2020. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/DESP qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — DESPEGAR.COM, CORP. + Proxy Solicited on Behalf of the Board of Directors 2020 Annual Meeting of Shareholders I/We, the undersigned, being a shareholder/shareholders of the Company, hereby appoint Damian Scokin, Mariano Scagliarini and Natalia Trucco, or any of them, each with the power of substitution, as my/our Proxy to attend and to vote on my/our behalf at the 2020 Annual Meeting of the Company to be held at 3:00 pm (Buenos Aires local time) on Tuesday, December 1, 2020 and at any adjournments and postponements of the 2020 Annual Meeting. I/We direct that my/our vote(s) be cast or withheld on the proposals as set out in the Notice of Annual Meeting as indicated by an ‘X’ in the appropriate box on the reverse side and, in respect of any proposals where no such indication is made and/or on any other business which may properly come before the 2020 Annual Meeting, in such manner as my/our Proxy thinks fit. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Nilesh Lakhani and FOR Damián Scokin. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the 2020 Annual Meeting and at any adjournments and postponements thereof. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below.